EARLY WARNING REPORT
FILED UNDER NATIONAL INSTRUMENT 62-103

1. ***Name and address of the offeror***

Neptune Technologies and Bioressources Inc.
225, Promenade du Centropolis
Laval (Québec), H7T 0B3
Canada

hereinafter referred to as the "**Offeror**".

2. ***The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.***

The Offeror has acquired through a private placement 750,000 Class A common shares at a price of $1.33CDN per Class A common share in the capital of Acasti Pharma Inc. ("**Acasti**"). The Class A common shares of Acasti are listed on the TSX Venture.

The 750,000 Class A common shares purchased by the Offeror through the private placement represent a 1.03% interest in Acasti.

3. ***The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.***

Prior to completion of the private placement, the Offeror held 40,617,733 Class A common shares in the capital of Acasti and after completion of the private placement, the Offeror now holds a total of 41,367,733 Class A common shares in the capital of Acasti, representing 56.95% of Acasti's outstanding 72,636,888 Class A common shares as at February 10, 2012.

4. ***The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:***

(i) ***the offeror, either alone or together with joint actors, has ownership and control,***

The Offeror has ownership and control of 41,367,733 Class A common shares in the capital of Acasti, representing 56.95% of Acasti's outstanding 72,636,888 Class A common shares as at February 10, 2012.

(ii) ***the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,***

N/A

(iii) ***the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.***

N/A

5. ***The name of the market in which the transaction or occurrence that gave rise to the news release took place.***

The Class A common shares were acquired by the Offeror through a private placement.

6. ***The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.***

750,000 Class A common shares at $1.33CDN per Class A common share.

7. ***The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.***

The Class A common shares of Acasti were acquired by the Offeror for investment purposes

8. ***The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.***

The Class A common shares were acquired pursuant to a subscription agreement dated February 10, 2012.

9. ***The names of any joint actors in connection with the disclosure required by this form.***

N/A

10. ***In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror.***

$1,000,000CDN paid in cash.

11. ***If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.***

N/A

12. ***If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.***

"Accredited Investor" exemption, Section 2.3 of National Instrument 45-106.

DATED February 14, 2012.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

By: /s/ Henri Harland

Name: Henri Harland

Title: President and CEO